[redacted]

14049758

*AB 3/25

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
MAR 19 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52415

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 AND ENDING 12/31/2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E 52ND STREET, SUITE 16002
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDWARD MCCABE 732-713-5023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHNREZNICK LLP
(Name – *if individual, state last, first, middle name*)

1212 AVENUE OF THE AMERICAS (Address) NEW YORK (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/27/14

OATH OR AFFIRMATION

I, DENNIS DUMAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVILA CAPITAL MARKETS, INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

State of New York County of New York
March 17, 2014

Notary Public

VIVIAN PALACIOS
Notary Public, State of New York
No. 01PA6154099
Qualified in New York County
Commission Expires Oct. 20, 14

On this day, March 17, 2014 before me came Dennis Dumas to me known to be the individual described in and who executed the foregoing instrument and acknowledged that s / he executed the same.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Avila Capital Markets, Inc.
(A Wholly-Owned Subsidiary of
Avila Capital Markets Group, LLC)

Report on Statement of Financial Condition

December 31, 2013

AVILA CAPITAL MARKETS, INC.

Index

Independent Auditor's Report

To the Board of Directors
Avila Capital Markets, Inc.

We have audited the accompanying statement of financial condition of Avila Capital Markets, Inc. (the "Company"), a wholly-owned subsidiary of Avila Capital Markets Group, LLC, as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to this financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Avila Capital Markets, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

New York, New York
March 17, 2014

AVILA CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	698,802
Due from brokers		96,137
Deposit with clearing brokers		786,514
Prepad income taxes		42,348
Income taxes receivable		170,000
Prepaid expense and other assets		35,132
Restricted cash		196,884
Fixed assets, net		22,855
Total	$	2,048,672

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	39,899
Commissions and fees payable		113
Deferred rent credit		28,581
Total liabilities		68,593
Commitments and contingencies		
Subordinated borrowing		600,000
Stockholder's equity		
Common stock, 1,000 shares authorized; $.001 par value, 510 shares issued and outstanding		1
Additional paid-in capital		918,353
Retained earnings		461,725
Total stockholder's equity		1,380,079
Total	$	2,048,672

See Notes to Statement of Financial Condition

AVILA CAPITAL MARKETS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Business and summary of significant accounting policies:

Business:

Avila Capital Markets, Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Avila Capital Markets Group, LLC (the "Parent"). The Company is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company offers full service brokerage products and services and also specializes in emerging market fixed income products on a riskless principal basis. The Company provides broker-dealer services as an introducing broker-dealer, clearing customer transactions through National Financial Services LLC, member NYSE/SIPC, a Fidelity Investment® company, on a fully disclosed basis. Consequently, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Basis of presentation:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and receivables from brokers and dealers and clearing organizations. The Company maintains its cash in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining banking and brokerage relationships with high-credit quality financial institutions and monitoring their credit ratings.

Note 1 - Business and summary of significant accounting policies (continued):

Concentrations of credit risk (continued):

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. It is reasonably possible that the Company's estimate of the provision for allowance accounts will change.

Fixed assets, net:

Furniture and equipment is carried at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years.

Rent:

Rent is recognized on a straight-line basis over the term of the lease. The difference between the straight-line rent expense and the cash payment is reported as deferred rent credit in the statement of financial condition.

Revenue recognition:

Securities transactions and the related commission revenue are recorded on a trade date basis.

Income taxes:

Deferred income tax assets and liabilities are computed for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company's Federal, state and city income tax returns are subject to examination by taxing authorities. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company is no longer subject to income tax examinations by taxing authorities for years before 2010.

Note 1 - Business and summary of significant accounting policies (continued):

Income taxes (continued):

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2013.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on the their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Subsequent events:

The Company has evaluated subsequent events through the date the financial statements were issued.

Note 2 - Due from brokers and deposit with clearing brokers:

Due from brokers and deposit with clearing brokers at December 31, 2013 consist of $96,137 which represents the net proceeds received from trading activities and $786,514 of deposits on hand with the Company's clearing brokers.

Note 3 - Fixed assets, net:

Furniture and equipment are summarized as follows:

Furniture and equipment	$60,734
Less accumulated depreciation	37,879
	$22,855

Note 4 - Subordinated Borrowing:

The borrowings under the subordinated loan agreement at December 31, 2013, are as follows:

Subordinated note, 3.25 percent per annum due June 1, 2015	$600,000

The subordinated borrowing is subject to a subordinated loan agreement approved by FINRA effective May 23, 2012, as amended, effective May 1, 2013, payable to an officer of the Company. The $600,000 is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The amendment, effective May 1, 2013, changed the interest rate in the May 23, 2012 subordinated loan agreement from 10 percent per annum to 3.25 percent per annum; in all other respects the subordinated loan agreement remained the same.

Note 5 - Related party transactions:

The Company and the Parent have an expense sharing agreement in place. The expense sharing agreement provides for the Company to reimburse the Parent for operating expenses relating to its broker-dealer activities. All regulatory and legal costs related to its broker-dealer activities are paid directly by the Company. For the year ended December 31, 2013, there were no expense-sharing activities with the Parent.

As more fully described in Note 4, a subordinated note is payable by the Company to an officer.

Note 6 - Income taxes:

For Federal income tax purposes, the Company intends to carryback its net operating loss and has recorded income taxes receivable of $170,000. For New York State and New York City income tax purposes, the Company estimates that it has a net operating loss carryforward of approximately $550,000, which will expire in 2033. The state and local net operating loss carryforward gives rise to a deferred tax asset of approximately $65,000. However, the Company has determined that a valuation allowance of $65,000 against such deferred tax asset is necessary as it is uncertain that the carryforward will be utilized.

The above provision for income taxes differs from the amount calculated by applying the statutory Federal rate to pretax income principally because of certain nondeductible expenses, state and local income taxes (net of the related federal tax benefit) and the valuation allowance for the Company's net operating loss.

Note 7 - Commitments and contingencies:

The Company is obligated under various non-cancelable lease agreements for office space and equipment, expiring in various years through December 31, 2016. Under the terms of the leases, the base rent is subject to escalations for increases in real estate taxes and operating costs.

The aggregate minimum annual rentals under the lease and agreed commitments are approximately as follows:

Year Ending December 31	Amount
2014	$194,046
2015	193,301
2016	196,883
Total	$584,230

The Company maintains $196,884 with a bank as restricted cash in the form of a letter of credit in favor of the landlord, as required by the lease agreement.

Note 8 - Concentration:

Substantially all of the commissions and fees are earned from customers who are located outside the United States. A majority of the commissions and fees are earned from customers located in Latin America and the Caribbean.

Note 9 - Off-balance sheet risk:

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss on a daily basis, and on an account-by-account basis. At December 31, 2013, the Company was not responsible for any unsecured debits. Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligation to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

Note 10 - Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 11 - Profit sharing plan:

The Company has a 401(k) profit sharing plan, which allows for contributions by employees up to a defined amount of the employees' compensation, subject to contribution limits established by the Internal Revenue Service.

Note 12 - Net capital requirement:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had a net capital of $1,512,860, which is $1,462,860 in excess of its minimum required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .0453 to 1.

The Company's clearing agreement with National Financial Services LLC includes Net Capital and Escrow Requirements of $1,500,000 and $750,000, respectively. The Company has at all times met the Escrow Requirement. The Company's Net Capital for the quarter ended September 30, 2013 was $1,476,928 ($23,072 below the $1,500,000 Net Capital Requirement) due to a delay in the delivery of funds on a transaction. The transaction took place on September 30, 2013. The funds were delivered to the Company's bank account on October 18, 2013, resolving the deficiency. This temporary deficiency had no adverse impact upon the clearing agreement.

Note 13 - Stockholder's equity:

The Parent made contributions of equity capital to the Company of $100,000 on June 21, 2013; $100,000 on September 30, 2013 and $81,000 on December 31, 2013, respectively, as an investment in the Company in the form of additional paid-in capital, for the Company's use in the conduct of the Company's business.